EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Earnings from continuing operations	$987,139	$712,813	$300,062	$215,621	$231,765
Add:
Minority interest	6,003	3,457	5,243	4,875	4,959
Income taxes	68,899	30,528	26,892	43,562	15,374
Interest expense	368,065	294,403	177,562	152,551	154,427

Earnings as adjusted	$1,430,106	$1,041,201	$509,759	$416,609	$406,525

Fixed charges:
Interest expense	$368,065	$294,403	$177,562	$152,551	$154,427
Capitalized interest	125,382	97,297	63,885	37,388	36,425

Total fixed charges	$493,447	$391,700	$241,447	$189,939	$190,852

Ratio of earnings as adjusted to fixed charges	2.9	2.7	2.1	2.2	2.1